EAST SHORE DISTRIBUTORS, INC.
1020 FOURTH AVENUE
WALL TOWNSHIP, NJ 07719

January 4, 2012

VIA EDGAR
John Reynolds
Division of Corporation Finance
U.S. Securities & Exchange Commission
100 F Street, N E
Washington, D.C. 20549

Re:         East Shore Distributors, Inc.
Registration Statement on Form S-1/A (the “Registration Statement”)
Filed December 22, 2011
File No. 333-176918

Dear Mr. Reynolds:

East Shore Distributors, Inc. (the “Company”) respectfully requests, pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), that the U.S. Securities and Exchange Commission (the “Commission”) accelerate the effective date of the Registration Statement so that it may become effective at 4:30pm Eastern Standard Time on January 5, 2012, or as soon as practicable thereafter.

In connection with the Company’s request for acceleration of effectiveness of the Registration Statement, the Company acknowledges the following:

(1)	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(2)
The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(3)
The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

Very truly yours,

EAST SHORE DISTRIBUTORS, INC.

By:	/s/ Alex Fridman
Name: Alex Fridman
Title: Chief Executive Officer